UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of March 2004

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F    ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐     No ☒

Reuters:      EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

Investors & Analysts’ Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:   www.edp.pt

COMMENT ON THE NATIONAL ALLOCATION PLAN OF CARBON EMISSION LICENCES’ PROPOSAL

The Portuguese Government released yesterday its first proposal of the 2005-2007 National Allocation Plan for CO2 emissions (“PNALE”), which will be subject to public consultation until the end of March. A final proposal will then be submitted to the European Commission’s appreciation and subsequently ratified by the Portuguese Council of Ministers by the 1st of October 2004. Therefore, the figures in the current proposal are preliminary and subject to adjustments.

Yesterday’s proposal foresees the attribution of 38,940,517 tonnes of free CO2 emission licences per annum to the industry sectors included in the 2003/87/CE Directive. Without providing any details on the individual licences’ allocation per thermal plant, this proposal gives the electricity sector 21,500,179 tonnes of CO2 licences per year (already adjusted for the 1.012 factor, in order to account for marginal increases in capacity utilisation in the existing sites).

It is worth mentioning that the 38,940,517 tonnes/year of total licences, but not the 21,500,179 tonnes/year attributed to the electricity sector, include an amount of 1,874,489 tonnes/year to be allocated to new entrants (CO2 emitting facilities, including new thermal power plants such as EDP’s TER CCGT, that will start operating from October 2004).

The 4th of February 2004 joint proposal made by the main Portuguese electricity generators – which suggested the attribution of 24 million tonnes of CO2 licences per year between 2005 and 2007 – is not directly comparable with yesterday’s proposal made by the Government. The latter includes the islands’ (Azores and Madeira) emissions and excludes both the hydro volatility risk and the emissions from new power plants:

•                  The PNALE considers 1 million tonnes of CO2 licences per year attributable to electricity generators from the Azores and Madeira islands;

•                  The PNALE assumes an average hydrological regime in the calculation of the licence attributions to the electricity sector, while the proposal made by the Portuguese electricity generators assumed a dryer hydrological regime for the 2005-2007 period. This difference amounts to approximately 2 million tonnes of CO2 per year;

•                  The PNALE set apart, in an item called “Reserva Novas Instalações”, the emission licenses from new combustion sites that will start operating between October 2004 and the end of 2007. These licenses should partly be attributed to the electricity sector, namely, to TER’s second and third generation groups (EDP’s new CCGT). Regarding the Portuguese electricity generators’ proposal, emissions from new thermal power plants were included in the global licensing needs presented to the Government.

The non-consideration of a dry hydrological regime, as proposed by the Portuguese electricity generators, might result in the need of acquiring additional licenses, which would have an impact on the Portuguese electricity system’s costs.

The current license attribution proposal already takes into consideration the Electricity sector plan to reduce CO2 emissions by 4.7 million tonnes until 2010 as a result of the voluntary effort to be made by generators in the development of more

EDP - Electricidade de Portugal, S.A.	Sede: Praça Marquês de Pombal, 12	1250-162 Lisboa	Portugal
Capital Social: € 3,000,000,000	Matrícula: 1805 da C.R.C. Lisboa	Pessoa Colectiva 500 697 256

environmental-friendly energy sources. EDP’s targets on this issue were announced to the market on the 2nd of December 2003 when it presented its “Strategy 2006” plan.

The PNALE presented today considers a realistic view on the evolution of CO2 emission that should not compromise the country’s economic convergence towards the European Union average.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

Preliminary proposal for license attribution 2005-2007

Activity	Emissions 2000	Emissions 2002	License 2005-2007	% vs. 2002

Energy
Thermoelectric power plants	18,508,489	21,887,725	21,248,469	-2.9%
Refinery	2,549,542	2,888,988	3,032,404	5.0%
Cogeneration	2,094,427	2,045,464	2,462,007	20.4%
Other combustion facilities	519,991	497,821	565,629	13.6%
Steel	649,431	201,789	340,587	68.8%
Cement and lime	6,619,571	7,123,561	7,041,375	-1.2%
Glass	622,735	640,878	662,063	3.3%
Ceramics	847,516	888,384	940,103	5.8%
Pulp and Paper	471,954	317,502	339,447	6.9%
S Sectors before adjustment	32,883,656	36,492,112	36,632,084	0.4%
Adjustment factor			1.012	1.2%
S Sectors after adjustment			37,066,028	1.6%
New facilities reserve			1,874,489	5.1%
Total Licenses			38,940,517	6.7%

Source: Workgroup	Unit: ton CO2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated March 22, 2004

EDP- Electricidadé de Portugal

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer